FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – NOVEMBER 12, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE NYSSA FUTURE OF ENERGY INVESTING CONFERENCE

CALGARY, ALBERTA (November 12, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Brian Ector, Director of Investor Relations, will be presenting at the NYSSA Future of Energy Investing Conference on Thursday, November 18, 2010 at 9:30am EST (7:30am MST) in New York, New York.  Presentation slides and a link to the webcast will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast of the presentation can also be accessed via the following URL for one year following the presentation:

URL: http://investor.shareholder.com/media/eventdetail.cfm?eventid=88607&CompanyID=ABEA-3VTF7P&e=1&mediaKey=64D9C927200B6C99E2FB5310313AE1CA

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer                                                                     Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                             Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca